August 14, 2018

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

ATTN: John Reynolds

Re:

Petrobras Global Finance B.V.

Petróleo Brasileiro S.A. — Petrobras (together, the “Registrants”)

Pre-Effective Amendment No. 1 to the Registration Statement on Form F-4

(File No. 333-226375 and 333-226375-01)

Dear Mr. Reynolds:

With respect to the above-referenced pre-effective amendment no. 1 to the registration statement (the “Registration Statement”), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby respectfully request that the Securities and Exchange Commission accelerate the effective date of the Registration Statement, so that it is declared effective at 4:00 p.m. (Eastern Time) on August 16, 2018, or as soon thereafter as practicable.

Please contact Francesca L. Odell of Cleary Gottlieb Steen & Hamilton LLP, counsel to the Registrants, at +1 212 225 2530, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

[Signature Pages Follow]

Very truly yours,

PETROBRAS GLOBAL FINANCE B.V.

By:	/s/ Guilherme Rajime Takahashi Saraiva
Name:	GUILHERME RAJIME TAKAHASHI SARAIVA
Title:	Managing Director A

By:	/s/ Eduardo Cavalcanti Guimarães
Name:	EDUARDO CAVALCANTI GUIMARÃES
Title:	Managing Director B

[Signature page to Acceleration Request – PGF]

PETRÓLEO BRASILEIRO S.A. — PETROBRAS

By:	/s/ Larry Carris Cardoso
Name:	LARRY CARRIS CARDOSO
Title:	Attorney-in-fact

[Signature page to Acceleration Request – Petrobras]